UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/13** (MM/DD/YY) AND ENDING **06/30/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PROSPERA FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, SUITE 400
(No. and Street)

Dallas	**Texas**	**75240**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cassandra Galvan **972-581-3029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Stringer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PROSPERA FINANCIAL SERVICES, INC.**, as of **JUNE 30**, 20**14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Patty Vaughn
Commission Expires
08-26-2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 – 15
Supplemental information pursuant to Rule 17a-5	16
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	17
Exemption Report	18
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SPIC ASSESSMENT RECONCILIATION	19 - 20
SIPC-7	21 - 22

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. (a Texas corporation) as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Prospera Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Prospera Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Prospera Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2014

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2014

Assets		
Cash and cash equivalents	$	5,599,599
Commissions receivable		1,358,912
Receivables and advances - related parties		75,992
Other receivables		47,760
Marketable securities		12,917
Prepaid expenses		223,551
Clearing deposits		210,407
Forgivable notes receivable		484,222
Non-marketable securities		50,543
Intangible assets, net		462,511
TOTAL ASSETS	$	8,526,414
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	130,506
Accrued compensation and related expenses		3,181,613
Accrued expenses		528,151
Income taxes payable		259,050
Unfunded forgivable notes receivable		64,250
Business acquisition payable		289,069
Total Liabilities		4,452,639
Stockholders' Equity		
Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding		-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding		38,272
Non-voting common stock, no par value, 100,000 shares authorized, 5,482 shares issued and outstanding		254,594
Additional paid-in capital		379,339
Retained earnings		3,425,582
Treasury stock, 33,336 shares at cost		(24,012)
Total Stockholders' Equity		4,073,775
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	8,526,414

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2014

Revenue	
Securities commissions	$ 17,322,948
Insurance commissions	8,243,672
Management and advisory fees	16,179,544
Other	1,541,932
Total Revenue	43,288,096
Expenses	
Compensation and related costs	36,628,553
Clearing costs	659,244
Communications	797,161
Conferences and training	272,283
Errors and bad debts	90,232
Fees paid to money managers	711,166
Interest expense	2,761
Management fees paid to related parties	45,030
Occupancy and equipment costs	569,636
Promotional	78,835
Professional fees and services	873,064
Regulatory fees	345,089
Other expenses	777,381
Total Expenses	41,850,435
Net income before provision for income taxes	1,437,661
Current income taxes - federal	454,461
- states	170,809
Total current provision for income taxes	625,270
NET INCOME	$ 812,391

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2014

	Preferred Shares Issued	Common Shares Issued	Non-Voting Common Shares Issued	Treasury Shares	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2013	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 2,613,191	$ (24,012)	$ 3,261,384
Net income	-	-	-	-	-	-	-	812,391	-	812,391
Balances at June 30, 2014	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 3,425,582	$ (24,012)	$ 4,073,775

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2014

Cash Flows From Operating Activities:	
Net income	$ 812,391
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	115,628
Forgivable notes compensation	296,243
Change in assets and liabilities	
Increase in commissions receivable	(27,748)
Decrease in receivables and advances - related parties	16,386
Increase in other receivables	(26,300)
Increase in marketable securities	(12,917)
Increase in prepaid expenses	(94,912)
Increase in clearing deposits	(1)
Increase in forgivable notes receivable, net	(317,555)
Decrease in non-marketable securities	6,487
Increase in accounts payable	83,664
Increase in accrued compensation and related expenses	630,396
Increase in accrued expenses	18,004
Increase in income taxes payable	189,988
Net cash provided by operating activities	1,689,754
Net increase in cash and cash equivalents	1,689,754
Cash and cash equivalents at beginning of year	3,909,845
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,599,599

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 2,761
Income taxes paid to Parent - federal	$ 413,000
- state	$ 22,282

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a majority owned subsidiary of Prospera Holdings, LLC (Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of Securities Exchange Act of 1934, and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company is an independent brokerage, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage, directly and through a related party, and management and investment advisory services to individuals located throughout the United States. The Company's headquarters are in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Marketable securities are valued at fair value in accordance with the provisions of FASB ASC 820.

Forgivable notes receivable are valued at the future expected compensation expense, net of interest and repayments required, which approximates fair value.

Non-marketable securities are valued at cost which approximate fair value.

Intangible assets are valued at the acquisition cost, net of amortization, which approximates fair value.

Business acquisition payable was recorded on the acquisition date fair value determined on a probability assessment of the future amount due.

Substantially all the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are recorded at fair value and consist of a level 1 investment in a mutual fund. There were no transfers between levels and no level 3 investments were owned during the year. The increase or decrease in fair value is credited or charged to operations.

Forgivable Notes Receivable / Unfunded Forgivable Notes Receivable

Forgivable notes receivable consist of amounts paid and committed to independent representatives of the Company as retention bonuses, net of amounts forgiven or repaid over the production term. The retention bonuses are considered earned and the notes are canceled/forgiven when certain production or asset requirements are achieved. The Company recognizes compensation expense on a straight line basis over the period the retention bonuses are earned and notes forgiven. The notes receivable are required to be repaid with interest on unearned amounts.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Forgivable Notes Receivable / Unfunded Forgivable Notes Receivable (continued)

Unfunded forgivable notes receivable are amounts committed to independent representatives of the Company as retention bonuses. These commitments are funded as certain production or asset requirements are achieved and are expensed as compensation when earned over the same production term of initially funded amounts.

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

Intangible Assets

Intangible assets, primarily customer accounts and transferring representatives, represent the fair value of identifiable intangible assets acquired in a business acquisition. Intangible assets may become impaired in the future. The determination of fair value for intangible assets requires the Company to make estimates and assumptions. Management assesses potential impairment of intangible assets on an annual basis or when events or changes in circumstances that indicate the carrying amount may be impaired. Management's judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance and cash flows of the acquired business, market conditions and other factors.

Future events could cause management to conclude that intangible assets associated with the business acquired are impaired. Any resulting impairment loss could have an adverse impact on the Company's results of operations and cash flows. The Company has determined that no amount of intangible assets was impaired.

Intangible assets are amortized on a straight-line basis over the estimated useful life of five years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions and Securities Commissions

Security transactions, general securities commissions, and the related expenses are recorded on the trade date basis as securities transactions occur. Securities commissions also include alternative investments, mutual fund revenues and interest rebates on customer accounts, and other revenue related to security transactions. This commission revenue is accrued as earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Insurance Commissions

Insurance commission revenue is earned directly and through a related party insurance sales company. Insurance commissions and the related expenses are recorded on insurance products when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees are accrued as earned.

Management and Advisory Fees

Management and advisory fees are earned based on contractual percentages of customer assets under management. Revenue and the related expenses are recorded during the period in which the services are rendered.

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to FASB ASC 718. Due to an absence of an active market for the Company's common stock, the fair value of stock compensation awards is determined by the Company at each security issuance date. There were no stock-based compensation awards to employees during the year ended June 30, 2014.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent.

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2014, open Federal tax years include the tax years ended June 30, 2011 through June 30, 2013.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2014, the Company had net capital of $2,486,661, which was $2,010,698 in excess of the required net capital of $475,963. The Company's ratio of aggregate indebtedness to net capital was 2.87 to 1.

Note 3 - Forgivable Notes Receivable

Forgivable notes receivable totaling $484,222, less any unearned amounts required to be repaid, will be forgiven and recorded as compensation when earned over the next three years as follows:

2015	$ 255,961
2016	191,469
2017	36,792
Total	$ 484,222

Note 4 - Business Acquisition / Intangible Assets / Business Acquisition Payable

The Company executed an agreement in April 2013; whereby, the Company completed a business acquisition of TCA Financial Group, LLC, a North Carolina broker-dealer, in June 2013. The total consideration in exchange for acquired identifiable intangible assets on the acquisition date was $578,139, consisting of an initial payment of $289,070 and a remaining amount due of $289,069, subject to certain conditions, to be paid in 36 monthly payments beginning July 2014. The remaining amount due is non-interest bearing and payable during the years ending June 30 as follows:

2015	$ 96,357
2016	96,356
2017	96,356
Total	$ 289,069

Note 4 - Business Acquisition / Intangible Assets / Business Acquisition Payable (continued)

The allocation of the purchase price was based on an evaluation of the intangible assets acquired. The intangible assets acquired for consideration of $578,139 consisted primarily of customer accounts and transferring representatives. No tangible assets were acquired or any liabilities assumed. The fair value of the intangible assets acquired is based on management's estimate. There was no goodwill or excess of the purchase price over the fair value of the intangible assets acquired. Customer relationships are generally recognized by the Company to belong to the registered representatives that transferred to the Company as part of this agreement; therefore, if such representatives were to terminate their relationship with the Company, the customer accounts may leave the Company and impair the intangible assets acquired.

Note 5 - Transactions with Clearing Broker-Dealers

The Company has agreements with two national clearing broker-dealers, First Clearing Corp, LLC and Pershing LLC, to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee of $10,000 per month under one clearing agreement and $25,000 per quarter under the other clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the two clearing broker-dealers. There are annual decreasing termination fees to the Company if the Pershing LLC agreement is terminated by the Company before the end of a three year period beginning June 2013.

The Company also has a clearing agreement with a Futures Commission Merchant to provide clearing, execution and other related commodities services. Clearing charges are incurred on a per transaction basis. The agreement requires the Company to maintain a deposit account of $10,000.

Note 6 – Commitments and Contingencies

Operating Lease

The Company leases its corporate headquarters office space under a non-cancelable operating lease expiring November 2019. Future minimum lease commitments for each of the years ending June 30 are as follows:

2015	$ 144,872
2016	236,249
2017	249,609
2018	256,289
2019	107,715
Thereafter	-
	$ 994,734

Rent expense for the year totaled $222,881 and is reflected in the accompanying statement of income as occupancy and equipment costs.

The Company has a number of branch offices throughout the United States. All of the branch office leases are in the name of the individual branch and the Company has no commitments or guarantees related to branch office leases.

Unfunded Forgivable Notes Receivable

The Company has committed to fund $64,250 in retention bonuses to three independent representatives of the Company as certain production or asset requirements are achieved.

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company currently has four arbitration claims filed against it. The nature of these claims is related to the Company's activities in the securities industry. The arbitrations filed seek material amounts in damages totaling approximately $2.7 million. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on any of the four arbitration claims. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April 1, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For the year ended June 30, 2014, Company matching and profit sharing contributions totaled $38,804 and $98,166, respectively, and the Company incurred $4,184 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2014.

Note 9 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a receivable from or payable to the Parent. At June 30, 2014, $70,263 and $25,000 totaling $95,263, is payable to Parent for separate federal and Texas income taxes; respectively, and is included in income taxes payable.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2014, $163,787 is payable for these other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due to permanent non-deductible expenses and book amortization in excess of tax. There are no material deferred tax assets or liabilities.

Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities and commodities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash held at three national banks, totaling approximately $5.2 million or approximately 61% of the Company's total assets. Cash held in all three banks are in excess of the FDIC insurance of $250,000 creating a credit risk. Cash balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from its primary securities clearing broker-dealer of $132,169, $461,316, and $100,406, respectively, totaling $693,891 or approximately 8% of its total assets at June 30, 2014. The Company has cash and cash equivalents, commissions receivable, marketable securities and a clearing deposit held by and due from another of its securities clearing broker-dealers of $407,796, $6,166, $12,917 and $100,001, respectively, totaling $526,880 or approximately 6% of its total assets at June 30, 2014.

Note 11 - Related Party Transactions

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances – related parties totaling $75,992 are unsecured, non-interest bearing, and primarily due from financial representatives of the Company.

Included in income taxes payable at June 30, 2014, is $70,263, and $25,000; totaling $95,263 due to its Parent for separate Company federal and Texas income taxes; respectively.

The Company has ten forgivable notes receivable totaling $484,222 to independent representatives of the Company, which will be forgiven and recorded as compensation, less any unearned amounts required to be repaid, over the next three years. $64,250 in forgivable notes receivable are committed and unfunded at June 30, 2014. Compensation expense recognized and related notes receivable forgiven totaled $296,243 during the year.

The Company earned $4,688,153 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees accrued on policies that remain in force through independent representatives licensed with a related party insurance sales company. $310,591 is due from this related party at June 30, 2014 and is included in commissions receivable in the accompanying statement of financial condition.

Management fees incurred and paid by the Company during the year to related party companies totaled $45,030. The management fees are incurred at the discretion of the Company primarily for management services and furniture and office equipment provided by the related parties. Substantially all of the office furniture and equipment, not directly leased by the Company, is provided by one of these related parties. Management fees incurred for these services and transactions are not consummated on terms equivalent to those in arms-length transactions.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2014, through August 27, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in Company's financial statements.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2014

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 4,073,775
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	225,981
Receivables and advances - related parties	75,992
Other receivables	47,760
Prepaid expenses	223,551
Clearing deposit	10,000
Forgivable notes receivable	484,222
Non-marketable securities	50,543
Intangible assets, net	462,511
Total deductions and/or charges	1,580,560
Net capital before haircuts on securities positions	2,493,215
Haircuts on securities:	
Cash equivalents	4,617
Marketable securities	1,937
Total haircuts on securities	6,554
Net Capital	$ 2,486,661
Aggregate indebtedness	
Accounts payable	$ 130,506
Accrued compensation and related expenses	3,181,613
Accrued expenses	528,151
Income taxes payable	259,050
Unfunded forgivable notes receivable	64,250
Business acquisition payable	289,069
Contingent liabilities	2,686,800
Total aggregate indebtedness	$ 7,139,439
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 475,963
Net capital in excess of minimum requirement	$ 2,010,698
Ratio of aggregate indebtedness to net capital	2.87 to 1

Reconciliation of Computation of Net Capital and Aggregate Indebtedness

The above computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2014 as filed by Prospera Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

The above computation of aggregate indebtedness as of June 30, 2014 as filed by Prospera Financial Services, Inc. on Form X-17A-5 differs as follows.

Aggregate indebtedness as reported by the Company in Part IIA of Form X-17a-5 as of June 30, 2014 (unaudited)	$ 6,802,440
Increase in contingent liabilities	337,000
Rounding	(1)
Aggregate Indebtedness as computed above	$ 7,139,439

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prospera Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Prospera Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Prospera Financial Services, Inc. stated that Prospera Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Prospera Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prospera Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2014

PROSPERA
FINANCIAL SERVICES

EXEMPTION REPORT

Prospera Financial Services, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that;

1. Prospera Financial Services, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014.

2. Prospera Financial Services, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014, except as follows:

    a. Customer check received on January 15, 2014 was forwarded on January 21, 2014.

    b. Customer check received on March 26, 2014 was forwarded on March 31, 2014.

Success your way.

5429 LBJ Freeway, Suite 400 • Dallas, TX 75240 • Phone: 972-581-3000 • Fax: 972-581-3001 • prosperafinancial.com
member FINRA/SIPC

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Prospera Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Prospera Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Prospera Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Prospera Financial Services, Inc.'s management is responsible for the Prospera Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfers) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (detail trial balance) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **6/30/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028164 FINRA JUN
PROSPERA FINANCIAL SERVICES INC
ATTN ACCOUNTING
5429 LBJ FWY STE 400
DALLAS TX 75240-2611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CASSANDRA GALVAN - 972-581-3029

2. A. General Assessment (item 2e from page 2)		$ **72,096.23**
B. Less payment made with SIPC-6 filed (exclude interest) **01-29-2014** Date Paid		(**34,234.72**)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		**37,861.51**
E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ **37,861.51**	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PROSPERA FINANCIAL SERVICES, LLC.
(Name of Corporation, Partnership or other organization)

C. Reeder Galvan
(Authorized Signature)

ACCOUNTING MANAGER
(Title)

Dated the **22** day of **AUGUST**, 20**14**.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 43,288,096
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,545,215
(2) Revenues from commodity transactions.	140,645
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	659,244
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 104,502	
Enter the greater of line (i) or (ii)	104,502
Total deductions	14,449,606
2d. SIPC Net Operating Revenues	$ 28,838,490
2e. General Assessment @ .0025	$ 72,096.23 (to page 1, line 2.A.)